EXHIBIT 99.02

Changes of members of the Audit Committee and the Compensation Committee

Date of events: 2016/06/22

Contents:

1.Date of occurrence of the change:2016/06/22

2.Name of the functional committees:The Audit Committee and the Compensation Committee

3.Name and resume of the replaced member:Chung-Fern Wu, Professor of Accounting at the National Taiwan University

4.Name and resume of the new member:None

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):resignation, effective on 2016/06/22

6.Reason of the change:Resign the commission of Independent Director due to personal reason

7.Original term (from to ): from 2013/06/25 to 2016/06/24

8.Effective date of the new member:N/A

9.Any other matters that need to be specified:No